UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Heska Corporation

(Name of Issuer)

Public Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805E-306

(CUSIP Number)

CMC Master Fund, L.P. c/o C.M. Capital Advisors, LLC 525 University Avenue, Suite 200 Palo Alto, CA 94301 Attn: Fernando Sucre Telephone: (650) 326-6480 Facsimile: (650) 325-4762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42805E-306

1.	Names of Reporting Persons. CMC Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 428,715
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 428,715
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 428,715
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.8%
14.	Type of Reporting Person (See Instructions): PN

CUSIP NO. 42805E-306

1.	Names of Reporting Persons. CMC Master Fund Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 428,715
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 428,715
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 428,715
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.8%
14.	Type of Reporting Person (See Instructions): OO

Item l. Security and Issuer

This Amendment No. 3 amends the Schedule 13D filed September 4, 2009, as amended by Amendment No. 1 thereto filed March 8, 2012, and Amendment No. 2 thereto filed October 17, 2012, relating to the shares of public common stock, par value $0.01 per share (the “Common Shares”), of Heska Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538. This Amendment No. 3 further amends the information contained in the Schedule 13D, as amended, to the extent set forth herein. This Amendment No. 3 to Schedule 13D is filed by and on behalf of CMC Master Fund, L.P., a Delaware limited partnership (“CMC Master Fund”), and CMC Master Fund Partners, LLC, a Delaware limited liability company and the sole general partner of CMC Master Fund (collectively with CMC Master Fund, the “Reporting Persons”).

Item 5. Interest in Securities of the Issuer

(a) At the close of business on August 5, 2014, the Reporting Persons beneficially owned 428,715 Common Shares, which constitute approximately 6.8% of the class outstanding. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 6,287,556 Common Shares outstanding at August 4, 2014, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2014. All of the Common Shares beneficially owned by the Reporting Persons are held directly by CMC Master Fund.

(b) The Reporting Persons have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the Common Shares beneficially owned by the Reporting Persons.

(c) During the past 60 days, CMC Master Fund effected the following open market sales of Common Shares on such dates, in the amounts and at the weighted average per share prices (excluding brokerage fees) indicated:

Trade Date	Number of Shares Sold	Highest Price Per Share	Lowest Price Per Share	Weighted Average Price Per Share
July 29, 2014	13,130	$12.10	$12.00	$12.028227
July 30, 2014	50,000	$13.35	$13.10	$13.2079
August 1, 2014	7,000	$13.25	$13.25	$13.25
August 5, 2014	1,800	$14.525	$14.25	$14.3251

The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2014

CMC MASTER FUND, L.P.

By: CMC Master Fund Partners, LLC, its general partner

By:	/s/ Fernando Sucre
Name:	Fernando Sucre
Title:	Senior Vice President and CFO

CMC MASTER FUND PARTNERS, LLC

By:	/s/ Fernando Sucre
Name:	Fernando Sucre
Title:	Senior Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)